UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 28, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: January 28, 2009

Q4 2008 Production Report Jan 28, 2009 Exploration, Ivory Coast

Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Another record year • Record annual gold production of 882,000 oz, up 26% from prior year. Third successive production record. •Record quarterly gold production of 315,000 oz, up 26% from Sept quarter. • Record production from cornerstone Lihir Island operation (771,000 oz for full year and 247,000 oz for Q4) • Bonikro (Ivory Coast) in full production, with output of 37,000 oz for the quarter • Mt Rawdon (Qld) quarterly production exceeded expectations at 25,000 oz • Ballarat development progressing, with output of 7,000 oz for the quarter • Group total cash costs reduced to $353/oz in Q4

Record annual production (Gold production, oz, 000) 882 701 651 599 596 550 FY 03 FY 04 FY05 FY 06 FY 07 FY 08

Record quarterly gold production



(Kozs)
193
182
157
168
139
177
250
315
Ballarat (7 kozs)
Mt Rawdon (25 kozs)
Bonikro (37 kozs)
Lihir Island (247 kozs)
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08

Record Lihir Island production (Kozs) 247 216 170 139 Q1 08 Q2 08 Q3 08 Q4 08

Crusher throughputs rising (Monthly, tonnes) 700,000 600,000 500,000 400,000 300,000 200,000 100,000 0 Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- 98 98 99 99 00 00 01 01 02 02 03 03 04 04 05 05 06 06 07 07 08 08

Autoclave throughput Tonnes per hour per autoclave (annual average) 225 200 175 150 125 100 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Flotation boosts autoclave feed grade Lihir Island, A/C feed grade (g/t), quarterly 7.1 Incremental impact of 6.1 5.9 6.1 1.3 flotation on 5.5 A/C feed grade. 0.3 5.4 1.2 4.8 4.8 1.1 0.5 0.8 6.1 Average grade of 5.6 5.8 5.5 ore illed 4.9 4.3 4.3 4.0 Q 1 0 7 Q 2 0 7 Q 3 0 7 Q 4 0 7 Q 1 0 8 Q 2 0 8 Q 3 0 8 Q 4 0 8

Costs reducing, margins expanding (Lihir Island, US$/oz) 928 900 865 794 813 Cash price realized 215 677 306 327 258 390 Cash margin 187 251 177 127 175 155 61 Costs deferred 462 417 411 335 361 362 Total Cash Costs Q3 07 Q4 07 Q1 08 Q208 Q3 08 Q4 08

Million Ounce Plant Upgrade • Project remains on budget and on schedule for completion in 2011 • Engineering design work advanced. • Order chedule optimised to take advantage of market conditions.• Power supply alternatives being reviewed

Mt Rawdon production increased 23.8 25.0 1.04 0.92 Q3 08 Q4 08 Q3 08 Q4 08 Gold grade (g/t) Gold production (kozs)

Bonikro in production • First gold pour Oct 7 • 37,000 oz produced in Q4, with 6,700 oz in circuit · Gold grade at 2.28 g/t for the quarter • Ivory Coast leadership team strengthened

Ivory Coast exploration

LGL
PEOPLE | RESULTS | GROWTH

Exploration licences (Sq Kms)	
Bassawa	306.0
Didiévi	491.0
Guitry	411.0
Hermankono	436.0
Hiré	395.0
Téhini East	976.2
Téhini West	997.7
Timbé	527.5
TOTAL :	**4 540.4**

Mining licence	
Bonikro	37.0
Extension	264.2
TOTAL :	**301.2**



Application for mining lease extension
Actual exploration licence
Bonikro Mining licence
Area relinquished on last renewal
Application under TD Continental
Didievi
Bonikro
Hiré

Ivory Coast exploration

LGL
PEOPLE | RESULTS | GROWTH

Exploration licences (Sq Klms)	
Bassawa	306.0
Didievi	491.0
Guitry	411.0
Hermankono	436.0
Hiré	395.0
Téhini East	976.2
Téhini West	997.7
Timbé	527.5
TOTAL :	4 540.4

Mining licence	
Bonikro	37.0
Extension	264.2
TOTAL :	301.2



Application for mining lease extension
Actual exploration licence
Bonikro Mining licence
Area relinquished on last renewal
Application under TD Continental
MALI
BURKINA FASO
Bassawa
Didievi
Bonikro
Hiré
GOLFE DE GUINEE

Ivory Coast exploration

LGL
PEOPLE | RESULTS | GROWTH

Exploration licences (Sq Kms)	
Bassawa	306.0
Didievi	491.0
Guitry	411.0
Hermankono	436.0
Hiré	395.0
Téhini East	976.2
Téhini West	997.7
Timbé	527.5
TOTAL :	4 540.4

Mining licence	
Bonikro	37.0
Extension	264.2
TOTAL :	301.2



Application for mining lease extension
Actual exploration licence
Bonikro Mining licence
Area relinquished on last renewal
Application under TD Continental
MALI
BURKINA FASO
GUINEE
GHANA
GOLFE DE GUINEE
Tehini West
Bassawa
Didievi
Bonikro
Hiré

Advanced Targets

Ballarat progressing • 6,913 oz produced in the quarter, and 10,366 ozs FY • First production stopes being mined • Stoping tonnes and grade inline with plan • Refinements to mining method being implemented • Golden Point Shaft completed to allow access to the northern zone

Review initial ore drive location Little Sand Ore body shape from L3 drilling Revised initial ore drive location Thresher Fault Highly Variable L4 drilling from ore Initial ore drive drive location

Ballarat long section Golden Point Golden Point Extension Southern zone Central zone Northern zone

Maintaining cost advantage LGL ($400, FY 08) (Source: World Gold Analyst)

2009 Outlook LGL Group • Total gold production + I million ozs • Total cash costs below $400/oz • Capex $350 million — $400 million Operations • Lihir Island ~ 770-840 kozs • Mt Rawdon ~ 90-100 kozs • Bonikro ~ 130-160 kozs • Ballarat ~ 50-100 kozs

Group gold production (Kozs)

www.LGLgold.com · Competent Persons · The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves for the LGL group is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists. · Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. · The information in this report that relates to Ballarat Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Brad Cox. Mr Cox is a full-time employee of LGL and is a member of The Australian Institute of Mining and Metallurgy. Mr Cox has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Cox consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.